Filed by RMG Acquisition Corporation II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: RMG Acquisition Corporation II

Commission File No. 001-39776

Yahoo Finance – Interview with Julie Hyman, Myles Udland and Sumant Sinha

Yahoo Finance

February 24, 2021

Julie Hyman: Indian Prime Minister Narendra Modi has said that his nation aims to have 40% of its energy sourced from renewable sources by 2030. There’s a company that’s already providing 5 gigawatts of clean power capacity in that country, and it’s going public through a SPAC here in the U.S. ReNew Power is the name of it, and Sumant Sinha, the founder, chairman and CEO, is joining us now. It’s going to go public through a combination with RMG Acquisition Corporation II. It’s a SPAC deal and it’s a large one.

Mr. Sinha, thank you so much for being here this morning. So for those who are not as familiar with the Indian renewable power market, it sounds like that you all are the dominant player there with that 5 gigawatts of capacity. Is that solar, wind, and where in India are you located? Do you have those sources? What’s the market there look like?

Sumant Sinha: Yeah, Cheryl (PH). Thank you so much for having me on the show with Julie. So look, the Indian power market is actually the third largest market in the world after China and the U.S. And in terms of the nuclear energy capacity, we are the fourth largest in the world after Germany as well. But we’re growing the fastest among all countries in the world, both in power demand as well as in renewable capacity additions.

And so we really have a very solid base in terms of the market size, which is going to grow quite substantially over the next many years. And Prime Minister Modi has set a target to get to, by 2030, 5 times the current capacity of renewable energy. And so there’s going to be a significant growth in our sector over the next many years.

As a company, ReNew is very well placed to capitalize on that opportunity. We are in fact the largest company currently. We have more than, as you observed, 5.5 gigawatts of commission capacity. This is a mix of both wind and solar, and we have a very integrated execution model.

We do everything end to end ourselves, from development to construction to procurement, and eventually to asset management as well. And that allows us to be a little bit more profitable than our competitors in the market. And so really that’s our company. We expect to grow quite rapidly over the next several years, in line with market growth. And so really that’s our story, Julie.

Unknown: What makes your model profitable?

Sumant Sinha: Well, you know, in India the interesting thing is that renewable energy is now the cheapest form of new electricity in the market. It’s significantly cheaper than coal-based power. And the way power purchase agreements are granted is through competitive auctions.

And so you bid the tariff that you think makes sense that allows you to get a good return. And so we bid in various auctions, we win capacity, and then we construct that capacity with these long-term assured power purchase agreements, which guarantees us access to long-term cash flows.

And so really it’s those tariffs that we bid. And the cost that we incur to set up the projects, that allows us to make the kind of margins that we need to make to continue to invest capital profitably and keep growing.

Unknown: So from the SPAC, you’ll raise $610 million in net primary proceeds. How do you plan to spend that money?

Sumant Sinha: Well, you know as I said earlier, the Indian market is growing very substantially. And as I said earlier, there is going to be a 5X growth in the next 10 years. We’re going to go from 90 gigawatts of currently installed renewable energy capacity between wind and solar to 450 gigawatts of capacity. So we already have a pipeline of another 4.5 gigawatts that we are constructing right now, so some of the capital will go for that.

And as we look to the future beyond that, we can certainly use more capital. So some of this capital will go for that as well. So really most of it is going to go for building out new capacity, and really making sure that we get to a size that will then allow us to generate sufficient internal capital that will keep allowing us to grow and be the number one player in the country.

Myles Udland: Sumant, it’s Myles here. I want to ask broadly about the Indian economy right now and the business climate there. Because I think when you talk to US-based investors, particularly venture investors, they are more excited about the opportunities in India than pretty much anywhere else in the world geographically, at least as far as they see it.

I’m curious if you could just maybe outline for us today as we sit here, February 2021, what the growth prospects are like, the business climate there, and then how you guys are fitting into that broader picture.

Sumant Sinha: Yeah, sure. So, you know, the Indian economy had been growing before the COVID pandemic hit last year at about, let’s say, 6% or 7% a year on average. Of course, COVID put a dent in that, but the reality has been we’ll recoup most of that growth again in the next financial year. And so we expect almost 13% GDP growth in the next financial year, which starts in India on April 1. So we will certainly be back to where we were pre-pandemic.

From that point on, the government has actually recently come out with a program or decided in terms of its policies to really give significant fiscal stimulus through increased spending for infrastructure. And that’s really terrific, because what that means is it’s going to actually lead to productive capacity creation in the economy, make the economy a lot more efficient, with a strong focus as well on the manufacturing side.

So between all the efforts that the government is putting in in terms of fostering further faster growth, and with a very robust ecosystem of startup companies in India, sectors like ours which are growing really rapidly, I’m pretty convinced that we are going to continue to grow at maybe 7% to 8% a year for the foreseeable future.

If we do that, and I’m pretty convinced that we shall, then actual fact what that means is that there’s going to be sufficient power demand growth as well. And we will be looking at robust power demand growth of between 5% and 6% every year, which is in turn going to lead to a doubling of India’s power demand over the next 12 to 14 years.

And the question is, where is that power supply going to come from? The answer is that it’s going to come from renewables now, because it’s so much cheaper than coal-based power. And that’s really good news for the global--for the world as a whole, given all the climate change issues.

Julie Hyman: And as you talk about that cost, how much--you know, subsidies are big issue here in the U.S., with government subsidies for a lot of renewable energy resources. Is that the case in India as well? And, in other words, if you’re looking at that cost advantage that renewables have, is that partly because of government support?

Sumant Sinha: No, actually that’s not true at all, Julie. What I’m talking about is fully costed power plants where the renewables are coal. And the reality is that without any subsidies whatsoever, renewables is now significantly, significantly cheaper than coal-based power. And so, therefore, as we look at the future, the reality is that renewables have become the de facto, the default choice for all new capacity additions in the power sector.

There is actually no need for us to add more coal-based capacity at all. And therefore, in fact in the last two, three years, you actually see no new coal starts being announced at all. Because in addition, nobody really wants to fund coal-based power plants either.

So, therefore, the entire capacity addition is migrating towards renewables. And as I said earlier, with robust power demand growth of 5% to 6% a year, that is going to lead to this big imperative and this big impetus for renewable energy growth in the future in India.

Julie Hyman: Really fascinating stuff. Thank you so much. Sumant Sinha is ReNew Power founder, chairman and CEO. That merger with RMG Acquisition II is expected to close in the second quarter. Thank you so much, sir.

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Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between ReNew, PubCo and RMG II, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by ReNew and the markets in which it operates, and ReNew’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of RMG II’s securities, (ii) the risk that the transaction may not be completed by RMG II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RMG II, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the shareholders of RMG II and ReNew, the satisfaction of the minimum trust account amount following redemptions by RMG II’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vi) the effect of the announcement or pendency of the transaction on ReNew’s business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of ReNew or diverts management’s attention from ReNew’s ongoing business operations and potential difficulties in ReNew employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against ReNew, RMG II or their respective directors or officers related to the agreement and plan of merger or the proposed transaction, (ix) the amount of the costs, fees, expenses and other charges related to the proposed transaction, (x) the ability to maintain the listing of RMG II’s securities on The Nasdaq Stock Market LLC, (xi) the price of RMG II’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which ReNew plans to operate, variations in performance across competitors, changes in laws and regulations affecting ReNew’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, including the conversion of pre-orders into binding orders, (xiii) the ability of RMG II to issue equity or equity-linked securities in connection with the transaction or in the future, (xiv) the risk of downturns in the renewable energy industry and (xv) the impact of the global COVID-19 pandemic on any of the foregoing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of ReNew’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, RMG II’s Quarterly Report on Form 10-Q and other documents filed by ReNew or RMG II from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and ReNew and RMG II assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither ReNew nor RMG II gives any assurance that either ReNew or RMG II will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by ReNew or RMG II or any other person that the events or circumstances described in such statement are material.

Important Information and Where to Find It

This document relates to a proposed transaction between ReNew and RMG II. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. ReNew intends to file a registration statement on Form F-4 that will include a proxy statement of RMG II, a consent solicitation statement of ReNew and a prospectus of ReNew. The proxy statement/consent solicitation statement/prospectus will be sent to all RMG II and ReNew shareholders. RMG II also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of RMG II and ReNew are urged to read the registration statement, the proxy statement/consent solicitation statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/consent solicitation statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RMG II through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by RMG II may be obtained free of charge from RMG II’s website at www.rmgacquisition.com or by written request to RMG II at RMG Acquisition Corporation II, 50 West Street, Suite 40C, New York, New York 10006.

Participants in the Solicitation

RMG II, PubCo and ReNew and their respective directors and officers may be deemed to be participants in the solicitation of proxies from RMG II’s shareholders in connection with the proposed transaction. Information about RMG II’s directors and executive officers and their ownership of RMG II’s securities is set forth in RMG II’s filings with the SEC, including RMG II’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, which was filed with the SEC on January 25, 2021. To the extent that holdings of RMG II’s securities have changed since the amounts printed in RMG II’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/consent solicitation statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

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